Exhibit 21.1

SUBSIDIARIES OF AIRTRAN HOLDINGS INC.

SUBSIDIARY NAME	STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION
AirTran Airways, Inc.	Delaware
Galena Acquisition Corp.	Delaware
AirTran Gateholdings, Inc. (1)	Delaware
AirTran New York, LLC	New York
AirTran Investment Corporation (1)	Delaware
AirTran 717 Leasing Corporation (1)	Delaware
AirTran Risk Management, Inc. (1)	Delaware

(1)	Subsidiary of AirTran Airways, Inc.